Mail Stop 4561

September 4, 2008

David M. Kavanagh
Chief Executive Officer
555 West Jackson Blvd, Suite 600
Chicago, IL 60661

> **Re:** **Grant Park Futures Fund Limited Partnership**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
> **File No. 000-50316**

Dear Mr. Kavanagh:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

1. We note your disclosure that amounts reimbursed by the Partnership with respect to the initial and ongoing public offering expenses are charged against partners' capital at the time of reimbursement or accrual. Please explain how your accounting policy is consistent with the guidance in paragraph 8.24 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies. In

addition, clarify how you record an obligation under SFAS 5 to reflect the registrant's obligation to repay offering and organizational costs incurred on its behalf

Note 4 Investments, page F-14

2.   We note your disclosure that the Partnership owns all of the outstanding GP Class units of Dearborn Select Master Fund, SPC-Winston Segregated Portfolio ("Dearborn Select"). Please explain to us your accounting policy regarding your investment in Dearborn Select and the accounting literature that you relied on. Also, explain how you considered paragraph 5.38 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies in determining how to report income allocated from Dearborn Select.

Dearborn Select Master Fund, SPC

Independent Auditor's Report, page F-20

3.   We note in the second paragraph of the audit opinion it makes reference to the auditing standards generally accepted in the United States of America. Clarify to us how you have complied with PCAOB Auditing Standard No. 1 as it requires that audit opinions must instead refer to "the standards of the Public Company Accounting Oversight Board (United States)."

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

David M. Kavanagh
Grant Park Futures Fund Limited Partnership
September 4, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant